Exhibit 99.1

Höegh LNG Partners LP Reports Financial Results for the Period Ended September 30, 2014

HAMILTON, Bermuda, November 25, 2014 – Höegh LNG Partners LP (NYSE:HMLP) (“HMLP”) today reported its financial results for the period ended September 30, 2014.

Highlights

•	$221 million initial public offering (“IPO”) closed August 12, 2014, raising net proceeds of $203.5 million

•	Generated total revenues of $16.52 million for the third quarter of 2014 compared to $11.64 million for the third quarter of 2013

•	Generated operating income of $6.94 million for the third quarter of 2014 compared to $3.92 million for the third quarter of 2013

•	100% utilization on joint venture vessels, the GDF Suez Neptune and the GDF Suez Cape Ann

•	Acceptance achieved on the PGN FSRU Lampung effective October 30, 2014 after commissioning delays

•	Associated indemnity claims made on Höegh LNG Holdings Ltd. (“HLNG”) to make HMLP whole pursuant to the Omnibus Agreement entered into between HMLP and HLNG in connection with the IPO

•	On September 24, 2014, HMLP held its first annual meeting of unitholders at which four members of its board of directors were elected

•	Paid a pro rata $0.1834/unit distribution for the period from August 12, 2014 to September 30, 2014, equivalent to $0.3375 per unit per quarter and $1.35 per unit on an annual basis

CEO Statement

Mr. Richard Tyrrell, Chief Executive Officer and Chief Financial Officer, stated: “The IPO of HMLP was well received and I am pleased to see such quality investors in the unitholder base. Over the quarter, our joint venture vessels, the GDF Suez Neptune and the GDF Suez Cape Ann, performed well and the PGN FSRU Lampung has subsequently received its Certificate of Acceptance from PGN. The recent announcements by HLNG of new charters for its FSRU newbuildings bolster the growth potential of the MLP.”

Financial Results on Form 6-K

HMLP has filed a Form 6-K with detailed information on HMLP’s results of operations for the three and nine months ended September 30, 2014 with the Securities and Exchange Commission (“SEC”) that contains “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and unaudited condensed interim consolidated and combined financial statements. The Form 6-K can be viewed on the SEC’s website: http://www.sec.gov and at HMLP’s website: http://www.hoeghlngpartners.com

Presentation of Results

HMLP will host a presentation to discuss the results at 10:30 ET on Wednesday, November 26, 2014. Richard Tyrrell, Chief Executive Officer and Chief Financial Officer, will review HMLP’s operational and financial performance for the period. Management’s presentation will be followed by a Q&A session. Participants will be able to join this presentation using the following details:

a. Webcast

http://www.videonewswire.com/event.asp?id=101091

b. Teleconference

International call:	+1 412 317 0790
US Toll Free call:	1 877 870 4263
Canada Toll Free call:	1 855 669 9657

Participants should ask to be joined into the Höegh LNG Partners call.

Information on how to ask questions will be given at the beginning of the Q&A session.

About Höegh LNG Partners LP

Höegh LNG Partners LP (NYSE symbol: HMLP) is a growth-oriented limited partnership formed by Höegh LNG Holdings Ltd. (Oslo Børs symbol: HLNG), a leading floating LNG service provider. HMLP’s strategy is to own, operate and acquire floating storage and regasification units (“FSRUs”), LNG carriers and other LNG infrastructure assets under long-term charters. Its current fleet consists of interests in three modern FSRUs.

Contact

Richard Tyrrell

Chief Executive Officer and Chief Financial Officer

+44 7919 058830

www.hoeghlngpartners.com

SOURCE Hoegh LNG Partners LP

Forward-Looking Statements

This press release contains certain forward-looking statements concerning future events and HMLP’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond HMLP’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	FSRU and LNG carrier market trends, including hire rates and factors affecting supply and demand;

•	HMLP’s anticipated growth strategies;

•	HMLP’s anticipated receipt of dividends and repayment of indebtedness from joint ventures;

•	the effect of the worldwide economic environment;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in HMLP’s operating expenses, including drydocking and insurance costs;

•	HMLP’s ability to make cash distributions on the units and the amount of any borrowings that may be necessary to make such distributions;

•	HMLP’s ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;

•	the future financial condition of HMLP’s existing or future customers;

•	HMLP’s ability to make additional borrowings and to access public equity and debt capital markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by HMLP’s customers;

•	HMLP’s ability to maintain long-term relationships with its customers;

•	HMLP’s ability to leverage HLNG’s relationships and reputation in the shipping industry;

•	HMLP’s ability to purchase vessels from HLNG in the future, including the FSRU Independence and HLNG’s two FSRU newbuildings;

•	HMLP’s continued ability to enter into long-term, fixed-rate charters;

•	HMLP’s ability to maximize the use of its vessels, including the redeployment or disposition of vessels no longer under long-term charters;

•	expected pursuit of strategic opportunities, including the acquisition of vessels;

•	HMLP’s ability to compete successfully for future chartering and newbuilding opportunities;

•	timely acceptance of HMLP’s vessels by their charterers;

•	termination dates and extensions of charters;

•	the expected cost of, and HMLP’s ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to its business;

•	expected demand in the LNG shipping sector in general and the demand for vessels in particular;

•	availability of skilled labor, vessel crews and management;

•	HMLP’s incremental general and administrative expenses as a publicly traded limited partnership and its fees and expenses payable under its ship management agreements, the technical information and services agreement and the administrative services agreements;

•	the anticipated taxation of HMLP and distributions to its unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	HMLP’s ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of HMLP’s common units in the public market;

•	HMLP’s business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that HMLP files with the SEC, including its Registration Statement on Form F-1 for the IPO, which was declared effective on August 7, 2014.

All forward-looking statements included in this press release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for HMLP to predict all of these factors. Further, HMLP cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. HMLP does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in HMLP expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Höegh LNG Partners LP Unaudited Condensed Interim Consolidated and Combined Carve-out Statements of Income

(in thousands of U.S. dollars except per unit amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
REVENUES
Time charter revenues	$10,371	—	10,371	$—
Construction contract revenues	6,153	11,636	42,765	33,992

Total revenues	16,524	11,636	53,136	33,992

OPERATING EXPENSES
Voyage expenses	(798)	—	(798)	—
Vessel operating expenses	(1,901)	—	(3,046)	—
Construction contract expenses	(6,845)	(10,107)	(37,579)	(28,457)
Administrative expenses	(2,770)	(2,162)	(9,280)	(5,340)
Depreciation and amortization	(329)	—	(1,309)	—

Total operating expenses	(12,643)	(12,269)	(52,012)	(33,797)

Equity in earnings (losses) of joint ventures	3,058	4,549	(738)	32,309

Operating income (loss)	6,939	3,916	386	32,504

FINANCIAL INCOME (EXPENSES), NET
Interest income	1,542	526	2,443	1,617
Interest expense	(2,711)	(11)	(5,004)	(34)
Other items, net	(429)	—	(1,321)	—

Total financial income (expense), net	(1,598)	515	(3,882)	1,583

Income (loss) before tax	5,341	4,431	(3,496)	34,087

Income tax expense	(143)	—	(376)	—

Net income (loss)	$5,198	4,431	(3,872)	$34,087

Earnings per unit
Common unit public (basic and diluted)	$0.2628	—	—	—
Common unit Höegh LNG (basic and diluted)	$0.2628	—	—	—
Subordinated unit (basic and diluted)	$0.2628	—	—	—

Höegh LNG Partners LP Unaudited Condensed Interim Consolidated and Combined Carve-out Balance Sheets

(in thousands of U.S. dollars)

	As of
	September 30,	December 31,
	2014	2013
ASSETS
Current assets
Cash and cash equivalents	$45,336	$108
Restricted cash	21,905	—
Trade receivables	7,383	—
Unbilled construction contract income	3,864	54,473
Demand note due from owner	141,120	—
Advances to joint ventures	6,975	7,112
Deferred debt issuance cost	2,644	2,725
Bunkers	2,670	—
Current portion of net investment in direct financing lease	2,807	—
Current deferred tax asset	1,306	—
Prepaid expenses and other receivables	2,659	705

Total current assets	238,669	65,123

Long-term assets
Restricted cash	—	10,700
Newbuildings	—	122,517
Other equipment	62	85
Advances to joint ventures	13,637	17,398
Deferred debt issuance cost	13,172	6,931
Deferred charges	—	3,912
Net investment in direct financing lease	291,516	—
Long-term deferred tax asset	548	64
Other long-term assets	26,333	—

Total long-term assets	345,268	161,607

Total assets	583,937	226,730

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	21,503	—
Trade payables	6,969	—
Amounts due to owners and affiliates	4,940	15,207
Loans and promissory notes due to owners and affiliates	812	193,430
Value added and withholding tax liability	—	2,987
Derivative financial instruments	5,473	—
Current deferred tax liability	—	64
Accrued liabilities and other payables	18,651	7,843

Total current liabilities	58,348	219,531

Long-term liabilities
Accumulated losses of joint ventures	55,038	54,300
Long-term debt	203,496	—
Derivative financial instruments	1,943	—
Prepaid and deferred revenue	—	934
Other long-term liabilities	26,298	—

Total long-term liabilities	286,775	55,234

Total liabilities	$345,123	$274,765

	As of
	September 30,	December 31,
	2014	2013
EQUITY
Owner’s equity	$—	$(48,035)
Common units public	206,368	—
Common units Höegh LNG	5,266	—
Subordinated units	32,742	—

Total Partners’ capital	244,376	—

Accumulated other comprehensive income	(5,562)	—

Total equity	238,814	(48,035)

Total liabilities and equity	$583,937	$226,730

Höegh LNG Partners LP Unaudited Condensed Interim Consolidated and Combined Carve-out Statements of Cash Flows

(in thousands of U.S. dollars)

	Nine months ended
	September 30,
	2014	2013
OPERATING ACTIVITIES

Net income (loss)	$(3,872)	$34,087

Adjustments to reconcile net income to net cash used in operating activities:

Depreciation and amortization	1,309	—

Equity in earnings of joint ventures	738	(32,309)
Accrued interest income on advances to joint ventures and demand note	(1,975)	(1,054)

Amortization of deferred debt issuance cost	3,048	285

Accrued interest expense on loans from owners	774	11

Refundable value added tax liability on import	(26,298)	—
Changes in working capital:

Restricted cash	(8,512)	—

Trade receivables	(7,383)	—

Unbilled construction contract income	50,609	(33,992)

Bunkers	(2,670)	—

Prepaid expenses and other receivables	(2,106)	(114)

Trade payables	6,969	2,824

Amounts due to owners and affiliates	4,940	—

Value added and withholding tax liability	(3,293)	—

Accrued liabilities and other payables	11,354	4,120

Net cash provided by (used in) operating activities	23,632	(26,142)

INVESTING ACTIVITIES

Expenditure for newbuildings and other equipment	(169,143)	(31,760)

Receipts from repayment of principal on advances to joint ventures	4,753	3,962

Receipts from repayment of principal on direct financing lease	663	—

(Increase) decrease in restricted cash	(2,693)	—

Net cash used in investing activities	$(166,420)	$(27,798)

	Nine months ended
	September 30,
	2014	2013
FINANCING ACTIVITIES

Proceeds from long-term debt	$257,099	$—

Proceeds from amounts due to owners and affiliates	10,193	—
Proceeds from loans and promissory notes due to owners and affiliates	650	59,585

Repayment of long-term debt	(32,100)	—

Repayment of amounts due to owners and affiliates	(25,400)	—
Repayment of loans and promissory notes due to owners and affiliates	(48,500)	—

Contributions from (distributions to) owner	(11,016)	(4,028)

Customer loan for funding of value added liability on import	26,298	—

Payment of debt issuance cost	(9,208)	(1,617)

Proceeds from initial public offering, net of underwriters’ discounts and expenses of offering (note 3)	203,467	—
Cash from proceeds of initial public offering distributed to Höegh LNG	(43,467)	—

Payment of demand note due from Höegh LNG	(140,000)	—

Net cash provided by financing activities	188,016	53,940

Increase (decrease) in cash and cash equivalents	45,228	—

Cash and cash equivalents, beginning of period	108	100

Cash and cash equivalents, end of period	$45,336	$100